October 9, 2018

John Matter
President and Chief Executive Officer
TEB Bancorp, Inc.
2290 North Mayfair Road
Wauwatosa, WI 53226

       Re: TEB Bancorp, Inc.
           Registration Statement on Form S-1
           Filed September 12, 2018
           File No. 333-227307

Dear Mr. Matter:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Summary, page 1

1. Please revise your prospectus summary to disclose that your auditor has issued a going concern opinion on your audited financial statements.
Management
Transactions With Certain Related Persons, page 104

2. In the last paragraph on page 104, please delete the qualification that "management believes" or explain to us why such qualification is appropriate under Instruction 4 to Item
       404(a) of Regulation S-K.
 John Matter
TEB Bancorp, Inc.
October 9, 2018
Page 2
3. Please provide the disclosure required by Instruction 1 to Item 404 of Regulation S-K for the two years preceding your last fiscal year.
Executive Compensation, page 106

4. Please revise your summary compensation and director compensation tables to include the last full fiscal year prior to the nine months ended June 30, 2018. For more information, please refer to Regulation S-K C&DI 217.05.
Restrictions on the Acquisition of TEB Bancorp, Inc. and The Equitable Bank, S.S.B., page 132

5. Please add risk factor disclosure regarding the exclusive forum provision disclosed on page 133.
General

6. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or Amit Pande,
Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-
3552 or Erin M. Purnell, Staff Attorney, at (202) 551-3454 with any other questions.




FirstName LastNameJohn Matter                                  Sincerely,
Comapany NameTEB Bancorp, Inc.
                                                               Division of
Corporation Finance
October 9, 2018 Page 2                                         Office of
Financial Services
FirstName LastName